Glen Y. Sato

+1 650 843 5502

gsato@cooley.com

June 22, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
Christina Thomas, Attorney, Division of Corporation Finance
Erin Jaskot, Staff Attorney

RE:	Protagonist Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted May 3, 2016 CIK No. 0001377121

Dear Ms. Hayes:

On behalf of Protagonist Therapeutics, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 27, 2016 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 3, 2016. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

Staff Comments and Company Responses:

Prospectus Summary, page 1

Overview, page 1

1.

We note your statement that your primary focus is on developing drugs that “specifically target biological pathways that have been clinically validated through U.S. Food and Drug Administration (FDA) approved injectable antibody drugs.” As currently drafted, this statement could imply that the FDA has approved, or will more easily approve, your products. Although your drugs may target certain pathways that have been used by other drugs, we note that your drug is still distinct from prior drugs that have been approved by the FDA. While it is appropriate to say that you are using a similar pathway to help guide your development program, please revise your disclosure to remove any implication that your product candidates are more likely to receive FDA approval than others. Please also remove the statement that you have a “de-risked and

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 22, 2016

Page Two

differentiated competitive advantage.” Please make similar revisions throughout your prospectus, including in your Business section, as necessary.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 1, 3, 4, 27, 69, 82, 84, 85 and 91 of the Registration Statement.

2.	At first use, please define any significant scientific or technical terms in order for a lay investor to understand. As examples, please define the terms “integrin specific antagonist peptide,” “hepcidin mimetic,” and “cytokine.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 1 through 3 and 82 through 84 of the Registration Statement.

3.	Please tell us why you believe that your product candidates are “best-in-class” and “first-in-class.”

The Company respectfully acknowledges the Staff’s comment and the Company has removed all reference to the term “best-in-class” on pages 1, 3, 4, 69, 82, 85, 99 of the Registration Statement. With respect to “first-in-class” the Company respectfully advises the Staff that the Company’s product candidates are the first oral peptide drugs to target biological pathways that have previously been targeted only with injectable antibody drugs and, as such, respectfully submits that the use of such term as a description of the Company’s product candidates PTG-100 and PTG-200 is accurate.

4.	The table of your pipeline product candidates on pages 2 and 82 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. The table currently suggests that PTG-100 has completed Phase 1 testing but your disclosure says that the Phase 1 testing is still ongoing. Similarly, the table suggests that both PTG-200 and PTG-300 have completed preclinical studies, when your disclosure states that both candidates are still in preclinical. Please also revise the table to reflect the difference in stages of PTG-200 and PTG-300, as the table currently indicates that they are equal. Finally, please remove the “undisclosed agonist” from the table. The table is intended to provide information about actual products. Unless an indication and a compound have been identified, the product is too preliminary for inclusion in the table.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 2 and 83 of the Registration Statement.

5.	We note your reference to Entyvio both here and in your business section. Please tell us whether you are using data from Entyvio as part of your IND submission and whether you have any agreements with the company to use this data. If you are not using this data, please clearly state what specifically you are using from Entyvio and how it impacts your development of PTG-100. In addition, please remove your statement that you can “de-risk” the development of PTG-100 by leveraging the regulatory path of Entyvio, and your statement on page 90 that your targeted approval for IBD has been “validated” by the 2014 FDA approval of Entyvio. Please also revise your disclosure throughout to remove any implication that the safety and efficacy results for Entyvio mean that you will have similar safety and efficacy results for PTG-100.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 3, 84 and 91 of the Registration Statement.

6.

On page 94 your state that you utilized a liquid formulation in your Phase 1 clinical trial but will introduce a capsule formulation in your Phase 2b clinical trial. We note that you plan to conduct a bridging study to evaluate the bioavailability of the capsule formulation versus the liquid

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 22, 2016

Page Three

formulation. Your current disclosure states that you plan to file an IND by the end of the third quarter of 2016 for Phase 2b trials and that you plan to utilize a capsule formulation. Please tell us whether you will be able to rely on your Phase 1 results given that they were conducted using a liquid formulation and whether you are still on track to file an IND by the end of the third quarter.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company conducted cynomolgus monkey and human bridging studies to evaluate the relative bioavailability of the capsule formulation versus the liquid formation to support use of a capsule formulation for the Phase 2b clinical trial. The Company anticipates that the results of these studies will enable the Company to rely on the Phase 1 and toxicology studies conducted with the liquid formulation to support the Phase 2b clinical trial. The Company is still on track to file an IND by the end of the third quarter of 2016.

7.	In the first bullet point under “Risks Related to Our Business” please quantify your operating losses for the most recent fiscal year and your total accumulated deficit.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 5 of the Registration Statement.

Risk Factors, page 12

8.	We note that your restated certificate of incorporation includes an exclusive forum provision. Please add a risk factor to disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, and may discourage lawsuits with respect to such claims against the company and its officers, directors or other employees.

The Company respectfully acknowledges the Staff’s comment and has added the requested risk factor on page 56 of the Registration Statement.

Risks Related to Our Intellectual Property, page 37

9.	The risk factors throughout this section suggest that you have multiple issued patents. However, we note that the disclosure on page 104 indicates that you only have one issued patent. Please revise your disclosure throughout this section to reflect this fact.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 37 through 45 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Stock-Based Compensation, page 73

10.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Company and the underwriters have not yet determined an estimated offering price range for the offering. Once a determination of the proposed price range has been made, the Company will provide the Staff with the estimated offering price range and an analysis explaining any difference between the recent valuations of its common stock and the estimated offering price.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

June 22, 2016

Page Four

Contractual Obligations and Other Commitments, page 78

11.	Please include in the table the milestone amounts due by type of event (i.e. development, regulatory, sales) under the Research Collaboration and License Agreement with Zealand Pharma A/S discussed under Material Agreements on page 102.

In response to the Staff’s comment, the Company has revised its disclosure on page 80 of Registration Statement to provide the information requested in paragraph form. The Company respectfully advises the Staff that the achievement and timing of the Zealand future milestone payments are not probable and estimable, and accordingly such amounts have not been included in its consolidated balance sheets or in the contractual obligations table.

Business, page 81

PTG-100: An Oral a4b7 Integrin Antagonist, page 89

PTG-100’s Pre-Clinical Proof-of-Concept Studies, page 91

12.	Please expand your narrative discussion of Tables 1 and 2 to explain the meaning of all undefined scientific terms and measurements. Please also explain what the numeric results in the table indicate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 92 of the Registration Statement.

13.	At first use, please provide a brief explanation of the abbreviation “nd” for a lay investor to understand.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 93 of the Registration Statement.

14.	At first use, please provide a brief explanation of the term “p-value” and how it is used to measure statistical significance. Please also explain the relevance of statistical significance to the FDA’s evidentiary standards for drug approval.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 93 of the Registration Statement.

PTG-100’s Non-GLP and GLP Safety Pharmacology and Toxicology Studies, page 93

15.	Please provide a brief explanation of the term “GLP” at first use.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 94 of the Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

June 22, 2016

Page Five

PTG-100’s Phase 1 Clinical Trial Overview, page 93

16.	We note that you have initiated a Phase 1 clinical trial of PTG-100 in Australia following the submission and approval of a CTN. We also note your statements throughout the prospectus indicating that you intend to initially obtain marketing approval for PTG-100 in the United States. Please explain your reason for commencing clinical trials in Australia, rather than in the United States.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company decided to conduct its Phase 1 clinical trial of PTG-100 in Australia because the overall cost structure was more favorable to the Company as compared to conducting a Phase 1 clinical trial in the United States. The Company is able to realize these cost efficiencies in part because the Company continues to maintain a research facility in Australia. Further, since Phase 1 clinical trials in Australia are conducted under guidelines that are acceptable to the U.S. Food and Drug Administration, the Company can realize this cost benefit without compromising the integrity of its clinical trials. In particular, the PTG-100 Phase 1 clinical trial has been conducted in accordance with the principles of the Declaration of Helsinki (Recommendations guiding Medical Doctors in Biomedical Research Involving Human Subjects) and the National Health and Medical Research Council (NHMRC) National Statement on Ethical Conduct in Human Research (2007), as well as in accordance with the Notes for Guidance on Good Clinical Practice (CPMP/ICH/135/95) established from the International Conference on Harmonization (ICH) guidelines and adopted by the Australian Therapeutic Goods Administration (TGA) (2000).

17.	Please provide a brief explanation of what the results under the column labeled “AUC” in Table 5 indicate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 95 of the Registration Statement.

PTG-200’s Pre-Clinical Proof-of-Concept Studies, page 96

18.	Please expand your narrative discussion of Table 6 to explain the meaning of all undefined scientific terms and measurements. Please also explain what the numeric results in the table indicate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 97 of the Registration Statement.

19.	Please expand your narrative discussion of Figure 8 to explain the results displayed in each graphic in more detail. For example, please provide a brief explanation of “macroscopic score,” what it measures and what your results demonstrate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 98 of the Registration Statement.

Our Peptide Technology Platform, page 99

20.	We note your statement that your “proprietary technology platform has been successfully applied to a diverse set of biological targets that has led to several pre-clinical and clinical-stage peptide-based NCEs…” Please revise this language to clearly indicate that you have only one clinical-stage product candidate at this point.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

June 22, 2016

Page Six

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 100 of the Registration Statement.

Material Agreements

Research Collaboration and License Agreement with Zealand Pharma A/S, page 102

21.	We note that “the agreement continues in effect until [you] are no longer entitled to any financial benefit under the agreement.” Please disclose the financial benefits that you are entitled to under this agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 103 of the Registration Statement.

22.	Please disclose the royalty term under this agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 103 of the Registration Statement.

Competition, page 102

23.	To the extent known, please disclose the stage of development of competing product candidates.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 25, 103 and 104 of the Registration Statement.

General

24.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither it, nor anyone authorized to act on its behalf, has provided any written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended. If the Company provides such written communications or becomes aware that communications have been distributed, the Company will notify the Staff and provide copies of the relevant communications.

Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

June 22, 2016

Page Seven

cc:	Dinesh V. Patel, Ph.D., Protagonist Therapeutics, Inc.
Tom O’Neil, Protagonist Therapeutics, Inc.
Michael E. Tenta, Cooley LLP
Josh Seidenfeld, Cooley LLP
Brian J. Cuneo, Latham & Watkins, LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com